Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 29
DATED MARCH 5, 2015
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 29 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 28 dated February 20, 2015 (which superseded and replaced all prior supplements). Unless otherwise defined in this Supplement No. 29, capitalized terms used herein have the same meanings as set forth in the prospectus.

Our Portfolio of Real Estate Assets

Investments in Real Properties

We, through a wholly owned subsidiary, acquired a fee simple interest in the following retail property (dollar amounts stated in millions, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price Paid At Closing	Cap Rate (1)	Approx. Annual- ized Base Rent (2)	Weighted Average Annual- ized Base Rent per Square Foot (2)	Weighted Average Remain- ing Lease Term in Years (3)	Finan- cial Occu- pancy (4)	Phy- sical Occu- pancy (5)	Tenants (6)	Competing Shopping Centers (7)
Retail Properties

Plaza at Prairie Ridge -- Pleasant Prairie, WI	2/19/15	9,035	$3.4	8.01%	$0.28	$30.51	7 years	100%	100%	US Cellular, Heartland/ Prairie Ridge Dental, Batteries Plus	8

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition. NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, that may have been granted. Annualized base rent is as of the date of acquisition.
(3)	This represents the weighted average remaining lease term as of the date of acquisition.
(4)	As used in this supplement, Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Financial Occupancy is as of the date of acquisition.
(5)	Physical Occupancy is as of the date of acquisition.
(6)	Only tenants occupying greater than 10% of the leasable area of the property are listed.
(7)	Number of competing shopping centers located within approximately three miles of the property.

We believe that the acquired property listed above is suitable for its intended purpose and is adequately covered by insurance. We do not intend to make significant renovations or improvements in the foreseeable future to this property.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 178 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of February 28, 2015.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	50,086,276.484	498,006,442	46,714,871	451,291,571

Shares sold pursuant to our distribution reinvestment plan:	850,180.366	8,076,713	–	8,076,713

Shares purchased pursuant to our share repurchase program:	(33,951.242)	(313,533)	–	(313,533)
Total:	50,922,505.608	505,969,622	46,714,871	459,254,751
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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